Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-169717
Dated November 16, 2010

United Bancorp, Inc. Ann Arbor, MI (OTCBB: UBMI) November 2010 Investor Presentation

Forward-Looking Statements This presentation contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and United Bancorp, Inc. Forward-looking statements are identifiable by words or phrases such as "intends", "objectives," "position", "strategic", "future", "would", "expect", "continue", "trend", "assume", "believe", "initial step", "anticipated", "opportunity", "projected", "could", "estimated", "should", and variations of such words and similar expressions. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to future growth opportunities, our ability to take advantage of market disruption, future job growth in Michigan, future capital levels, capital raising activities (including the successful completion of the offering and the number of shares to be sold in the offering), future profitability levels, future asset and credit quality, our ability to comply with our Memorandum of Understanding, and the results of and management conclusions based on our potential credit loss analysis and stress test. All statements with references to future time periods are forward-looking. Management's determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets (including goodwill, mortgage servicing rights and deferred tax assets) and the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment) involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. The stress test and SCAP analysis are forward-looking estimates. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. United Bancorp, Inc. undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this presentation. Risk factors include, but are not limited to, the risk factors described under "Risk Factors" in our Amendment No. 1 to Form S-1 Registration Statement, filed with the Securities and Exchange Commission on November 8, 2010, in "Item 1A - Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2009 and in "Part II, Item 1A - Risk Factors" of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a preceding forward-looking statement. Non-GAAP and Comparative Financial Information This presentation includes disclosures about our pre-tax, pre-provision income and return on average assets. These disclosures are non-GAAP financial measures. The Company's management focuses on pre-tax, pre-provision earnings (PTPPE) and PTPPE return on average assets as useful and consistent measures of the Company's earnings capacity. While this information is not consistent with, or intended to replace, presentation under GAAP, it is presented for comparison. For additional information about our pre-tax, pre-provision income and PTPPE return on average assets, please see page 41 of this presentation. In order to make comparisons in this presentation meaningful, certain financial measures previously reported by UBMI in filings with the SEC have been recalculated to conform to the practices of SNL Financial. Please see 41-44 of this presentation. UBMI has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Sandler O'Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, or toll free at (866) 805-4128.

Common Stock Offering Summary

Offering Objectives Significantly strengthens United's pro forma September 30, 2010 capital position: Tangible common equity ratio of 8.7% 1 Total risk-based capital ratio of 16.2% 1 Bank-level regulatory capital ratios exceed regulatory requirements 1 Positions United to: Return to sustained profitability Take advantage of market disruption Take advantage of strategic growth opportunities (both organic and through acquisitions) An initial step towards United having the ability to repay TARP when prudent 1 Assumes common stock offering of $20.0 million with a 6.00% underwriting spread and $0.5 million of other transaction costs; does not incorporate the impact of over- allotment option

Investment Highlights of United Diverse and growing revenue stream resulting in strong pre-tax, pre-provision return on average assets September 30, 2010 YTD PTPP ROAA of 1.64% Average yearly PTPP ROAA from 2006 to September 30, 2010 YTD of 1.80% 1 Strong net interest margin September 30, 2010 YTD NIM of 3.79% Average yearly NIM from 2006 to September 30, 2010 YTD of 4.05% Attractive Ann Arbor, Michigan market Washtenaw County's unadjusted unemployment rate of 8.4% for September 2010 compared favorably to the national seasonally adjusted unemployment rate of 9.6% Diverse and relatively stable local economy Largest employer is the University of Michigan (with approximately 40,000 students) Seven of top ten employers are education or health care Stabilizing credit NPLs and NPAs flat for the last four quarters Significant opportunities for market share gains and consolidation United's primary competitors are large, out-of-state banks Many competitors are internally focused due to asset quality and regulatory challenges Compelling absolute and relative valuation Current United value of 1.3x LTM pre-tax, pre-provision earnings for the period ended September 30, 2010 Post-offering United value of 52.1% of pro forma tangible book value at September 30, 2010 2 1 Excludes goodwill impairment charge in 2009 2 Assumes common stock offering of $20.0 million with a 6.00% underwriting spread and $0.5 million of other transaction costs, which increases UBMI's market capitalization on a dollar-for-dollar basis; does not incorporate the impact of over-allotment option; for calculation purposes, priced at the last reported sale price on the OTC Bulletin Board on November 11, 2010 of $3.80 per share; not indicative of final issuance price

Simple capital structure - no TruPS or BHC debt outstanding Issued $20.6 million of TARP CPP and related warrant to U.S. Treasury in January 2009 Suspended cash dividend on common shares in the second quarter of 2009 Bank-level capital ratios at September 30, 2010: Overview of Capitalization UBT MOU Requirement1 Actual Pro Forma2 Tier 1 Leverage 9.0% 8.3% 9.5% Total Risk-Based Capital 12.0% 12.9% 14.7% 1 United Bank & Trust ("UBT") has entered into a Memorandum of Understanding (MOU) with the FDIC and OFIR. Among other things, the MOU requires 12.0% Total Risk-Based Capital Ratio and 9.0% Tier 1 Leverage Ratio 2 Assumes common stock offering of $20.0 million with a 6.00% underwriting spread and $0.5 million of other transaction costs; assumes $11.2 million is contributed to UBT in order to achieve 9.5% Tier 1 Leverage ratio; does not incorporate the impact of over-allotment option

Single bank charter, serving multiple markets, with Community Boards for local decision- making Four lines of business: Banking Services - $853 million in assets as of September 30, 2010 Wealth Management - $742 million in assets under management as of September 30, 2010 Residential Mortgage - #1 lender in Lenawee County and City of Ann Arbor for 2009 Structured Finance - #1 SBA lender in Lenawee, Washtenaw and Livingston Counties combined for the 12 months ended September 30, 2010 United's diverse revenue mix helps to insulate it during various economic cycles United's business model is unique among its community bank competitors and provides it with the opportunity for above peer revenue growth Community-based Diverse Financial Services Model

Diverse and Seasoned Leadership Team

Branch Map and Market Share Founded over 115 years ago 16 banking offices, one trust office and 20 ATMs Note: Branch map includes the 610 N. Evans Street location, which was formerly a branch but is now used by UBMI as an employee training center 1 Deposit share data as of June 30, 2010 Source: SNL Financial

County Deposit Market share Note: Deposit share data as of June 30, 2010 Source: FDIC and SNL Financial Focus over last ten years and future is the attractive Ann Arbor market Washtenaw County market share of 5.37% at June 30, 2010 provides ample room for continued growth Top Washtenaw County market shares held by large out of market banks that are focused elsewhere

Washtenaw County (Ann Arbor) had the third lowest unadjusted unemployment rate in Michigan and the second lowest unadjusted unemployment rate in Michigan's lower peninsula at 8.4% for September 2010 Median household income for Washtenaw County was the third highest in Michigan at approximately $59,000 for 2008 University of Michigan economists expect positive job growth in Michigan for 2011, which would be the first year of positive growth in a decade In July 2010, the Michigan Economic Activity Index reached its highest level in two years During the 12 months ended July 31, 2010, the index experienced its highest year-to-year growth since December 2004 Economic Overview of Market Area

2000 - YTD 2010 Summary Financial Performance: Consistent Results 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 YTD 2009 YTD 2010 4.52 4.45 4.56 4.23 4.12 4.25 4.42 4.18 4.04 3.8 3.8 3.79 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 YTD 2009 YTD 2010 2.02 1.55 2.01 1.95 1.84 1.86 1.99 2.04 1.64 1.67 1.6 1.64 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 YTD 2009 YTD 2010 Net Interest Income 17649 19481 22819 22328 23297 26363 29254 29761 29744 31515 23335 23348 Non-interest Income 7396 8641 9999 11822 11010 11669 12175 13652 13510 16899 12877 11745 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 YTD 2010 468861 518702 573899 609773 650351 713779 750989 795687 832393 909328 852668 Note: YTD data is through September 30 of the year referenced; averages are calculated using yearly values from 2000 to 2009 and YTD 2010 1 Excludes goodwill impairment charge in 2009 2 Totals may not sum due to rounding PTPP ROA1 (%) - Average of 1.84% NIM (%) - Average of 4.21% Total Revenue2 ($mm) Average Non-Int. Inc. / Total Rev. of 31.7% Total Assets ($mm) 2000 - 2009 CAGR = 7.6% $25 $28 $33 $34 $34 $38 $41 $43 $43 $48 $36 $35

First profitable quarter of last eight quarters Q3 2010 loan loss provision was the lowest it had been since Q3 2008 and still exceeded net charge-offs Improving asset quality trends NPLs and NPAs at lowest levels since second quarter of 2009 ALL/Loans at an all-time high and ALL/NPLs at the highest level since Q2 2009 Q3 2010 total revenue increased 7.0% from Q3 2009 Pre-tax, pre-provision return on average assets of 2.08% NIM improved to 3.97% - highest level since Q3 2008 Tangible book value per share increased to $11.25 per share and TCE/TA of 6.70% Improving Results - Overview of Q3 2010

Diverse and Growing Stream of Non-interest Income 2006 2007 2008 2009 YTD 2009 YTD 2010 Service charges on deposit accounts 12175 13652 13510 16899 12877 11745 Non-interest Income ($mm) Service charges ATM, debit, credit fees Wealth Management Mortgage loan sales/servicing United Structured Finance Other 1636 1435 3327 3491 779 1077 % of Total Revenue 29.4% 31.4% 31.2% 34.9% 35.6% 33.5% Note: YTD data is through September 30 of the year referenced

Significantly Stronger Than Peer Core Earnings - Five Year Trend 2005 2006 2007 2008 2009 2010 Q3 YTD UBMI 1.96 2.09 2.13 1.74 1.41 1.7 MI Peers 2 1.83 1.66 1.37 0.58 0.43 1.07 MW Peers 1 3 1.74 1.58 1.46 1.25 1.26 1.14 MW Peers 2 1.77 1.74 1.57 1.42 1.22 1.42 Note: Peer data is the median value for the peer group; 2010 Q2 YTD peer data used where 2010 Q3 YTD peer data was unavailable 1 For comparability purposes, all data is calculated as defined by SNL Financial, which may result in a different value for UBMI's Pre-tax, Pre-provision ROAA than the value reported in the Company's filings with the SEC; see the reconciliation on page 41 for details 2 Publicly traded Michigan banks with assets > $500 million; peer group includes CRBC, CHFC, CBC, IBCP, MBWM, MCBC, FBMI, MBTF, ISBA, DEAR and CCBD 3 Publicly traded Midwest banks with assets $500 million - $1.5 billion, TCE/TA > 6.00%, NPAs/Assets > 3.50%; peer group includes RLBS, MBTF, HWBK, TRCY, BYLK, MROE, BAOB, NIBA and BHDB 4 Publicly traded Midwest banks with assets $700 million to $1.0 billion; peer group includes FCMP, IALB, DEAR, ATLO, FMAO, OVBC, CAFI, MORE, CBIN, FGFH, FBCI, FMWC, LCNB, SBBI, BAOB, BVBC, BNCC and GFED Source: SNL Financial United Average = 1.84% MI Peer Average = 1.16% 4

Consistently Higher Than Peer Net Interest Margin - Five Year Trend1 2005 2006 2007 2008 2009 2010 Q3 YTD UBMI 4.25 4.42 4.18 4 3.8 3.79 MI Peers 2 3.94 3.8 3.48 3.26 3.07 3.29 MW Peers 1 3 3.57 3.42 3.37 3.34 3.5 3.52 MW Peers 2 3.56 3.59 3.48 3.34 3.53 3.58 Note: Peer data is the median value for the peer group; 2010 Q2 YTD peer data used where 2010 Q3 YTD peer data was unavailable 1 For comparability purposes, all data is calculated as defined by SNL Financial, which may result in a different value for UBMI's Net Interest Margin than the value reported in the Company's filings with the SEC; see the reconciliation on page 42 for details 2 Publicly traded Michigan banks with assets > $500 million; peer group includes CRBC, CHFC, CBC, IBCP, MBWM, MCBC, FBMI, MBTF, ISBA, DEAR and CCBD 3 Publicly traded Midwest banks with assets $500 million - $1.5 billion, TCE/TA > 6.00%, NPAs/Assets > 3.50%; peer group includes RLBS, MBTF, HWBK, TRCY, BYLK, MROE, BAOB, NIBA and BHDB 4 Publicly traded Midwest banks with assets $700 million to $1.0 billion; peer group includes FCMP, IALB, DEAR, ATLO, FMAO, OVBC, CAFI, MORE, CBIN, FGFH, FBCI, FMWC, LCNB, SBBI, BAOB, BVBC, BNCC and GFED Source: SNL Financial United Average = 4.07% MI Peer Average = 3.47% 4

1 UBMI defines core deposits as total deposits less national certificates of deposit and brokered deposits; core deposits include CDARS deposits as they represent deposits originated in UBMI's market area 2 Peer data is the median value for the peer group; 2010 Q2 peer data used where 2010 Q3 peer data was unavailable; for comparability purposes, all data is calculated as defined by SNL Financial, which may result in a different value for UBMI's Cost of Funds than the value reported in the Company's filings with the SEC; see the reconciliation on page 44 for details 3 Publicly traded Michigan banks with assets > $500 million; peer group includes CRBC, CHFC, CBC, IBCP, MBWM, MCBC, FBMI, MBTF, ISBA, DEAR and CCBD 4 Publicly traded Midwest banks with assets $500 million - $1.5 billion, TCE/TA > 6.00%, NPAs/Assets > 3.50%; peer group includes RLBS, MBTF, HWBK, TRCY, BYLK, MROE, BAOB, NIBA and BHDB 5 Publicly traded Midwest banks with assets $700 million to $1.0 billion; peer group includes FCMP, IALB, DEAR, ATLO, FMAO, OVBC, CAFI, MORE, CBIN, FGFH, FBCI, FMWC, LCNB, SBBI, BAOB, BVBC, BNCC and GFED Source: SNL Financial Low Cost and Predominantly Core Deposit Funding Less than 7% of total funding was wholesale deposits or FHLB advances at 9/30/10 Core deposits accounted for 96.8% of total deposits at 9/30/10 1 Core Deposits Wholesale Deposits FHLB Advances 716806 23696 30339 Demand Deposits Transaction Accounts Savings & Money Mkt CDs $100K+ Other Time 100381 190946 177092 129772 142311 4 5

Asset Quality

Diverse loan mix 98% of the loan portfolio is within United's market area Commercial & Industrial Commercial Real Estate Loans CLD1 Other 1-4 Family Residential Consumer loans 90734 244857 43909 12309 202202 25947 Overview of Loan Portfolio 1 Construction, land development, and other land loans, including farmland 2 Includes loans held for sale Total Loan Portfolio2 = $620.0

Commercial Real Estate (By Loan Type) Campus Housing Multi-Family Retail Office Medical Office Industrial/Warehouse Other 10937.7 33646 77055.4 42503.1 18756.9 46141.4 36254.4 Well diversified by loan type Balanced between owner occupied and non-owner occupied Weighted toward Ann Arbor/Washtenaw market

Reduced construction and development loans by 53.5% or $50.4 million since December 31, 2006 to 7.3% of total loans at September 30, 2010 Principally located in Ann Arbor/Washtenaw market Construction & Land Development Trend 2005 2006 2007 2008 2009 9/30/2010 West 15.43 15.7 12.58 11.54 8.72 7.27

Asset Quality Review and Initiatives In August 2010, completed an independent consultant review of our loan portfolio in order to determine an estimate of potential credit losses in our loan portfolio, utilizing June 30, 2010 data In September 2010, we updated our SCAP analysis In addition, we have taken internal initiatives related to asset quality Added the position of Chief Credit Officer, who oversees all aspects of credit administration Formed a special assets group to oversee and administer loan workouts Continuing to centralize our underwriting, loan documentation and back-room processes

Nonperforming Assets Composition Nonaccrual Accruing loans past due 90 or more OREO 27.7 1.9 3.7

Nonperforming Loan Mix at September 30, 2010 1 Construction, land development, and other land loans, including farmland 2 Includes loans held for sale

Asset Quality Trends - Improving Since Q3 2009 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Nonaccrual 10.6 7.3 7.5 13.7 13.3 15.7 14 19.3 26 23.9 30 26.2 29.7 30.3 27.7 90+ Days Delinquent 0.2 0.3 1.5 1.5 3 1.8 1.5 1.5 1.5 2 3.7 5.5 1.9 1.6 1.9 OREO 1.1 1.1 1.9 2.3 2.4 2.7 3.6 3.5 3.4 3.7 3 2.8 3.4 3.1 3.7 2007 2008 2009 2010 $11.9 $8.7 $10.9 $17.4 $18.6 $20.3 $19.0 $24.3 $30.9 $29.6 $36.7 $34.5 $35.0 $35.0 $33.3 Note: Totals may not sum due to rounding

Stable and Seasoning Accruing Restructured Loan Portfolio 2009 Q3 2009 Q4 2010 Q1 2010 Q2 2010 Q3 Business, including commercial mortgages 11.8 11.3 11.5 11.4 11.3 Construction and development 3.3 3.3 4.1 4.1 4.1 Residential mortgage 0 1 1.9 1.9 1.9 $15.1 $15.6 $17.5 $17.4 $17.2 (Dollars in millions) Inconsistent application of TDR definition in industry Limited/nominal in-flow of new restructured loans Information about the accruing restructured loan balance as of September 30, 2010: For the combined Business and C&D categories: 8 borrowers account for the entire balance Average yield of 5.91% vs. 5.62% for the entire commercial loan portfolio 36% of loans are current on interest and principal amortization For the Residential Mortgage category: Consists of 10 loans participating in mortgage modification program 5 year balloon, 40 year amortization, weighted average yield 3.88% Note: Totals may not sum due to rounding

Trend of Provision for Loan & OREO Losses vs. NPA Formation 2008 2009 2010 Provision for Loan & OREO Losses 3759 6763 5791 NPA Formation 3980 9032 4243 (Dollars in thousands) Note: 2010 data is through September 30, 2010

Credit Loss Analysis Purpose is to determine a range of estimates of potential losses in loan portfolio and resulting impact on capital position Not the actual losses that we expect to incur but rather projected losses that could occur if economic conditions were to significantly worsen Analyses were performed based on the composition of United's loan portfolio at June 30, 2010: Independent consultant review completed in August 2010 Updated SCAP stress analysis completed in September 2010 The independent consultant analysis was for the 30 month period ending 12/31/12 and assumed aggregate indicative loss rates of: Low of 5.7% Medium of 7.2% High of 10.0% SCAP analysis was for the 24 month period ending 12/31/10 and assumed aggregate indicative loss rates of: Base of 5.9% More severe of 9.6%

Summary of Credit Loss Analysis (Continued) Estimated tangible common equity to tangible assets (9/30/10) adjusted for estimated potential loan losses and PTPPE and current equity and allowance for loan loss reserve levels are as follows: Independent consultant analysis: Without $20 million capital raise: 5.0% - 8.1% With $20 million capital raise: 7.2% - 10.2% SCAP analysis: Without $20 million capital raise: 5.0% - 7.9% With $20 million capital raise: 7.1% - 10.1% Estimated tangible book value per share (9/30/10) adjusted for estimated potential loan losses and PTPPE and current equity and allowance for loan loss reserve levels are as follows: Independent consultant analysis: Without $20 million capital raise: $8.44 - $13.56 With $20 million capital raise: $5.91 - $8.43 SCAP analysis: Without $20 million capital raise: $8.35 - $13.32 With $20 million capital raise: $5.87 - $8.31 Based on the results of our credit loss analysis and stress test, our internal initiatives, and the assumptions and estimates used in our projections, we believe that, following the successful completion of the offering, our capital levels should be at levels sufficient to satisfy our regulatory requirements See appendix for additional detail

Securities Portfolio at September 30, 2010 No exposure to subprime mortgages or CDOs No private label mortgage-backed securities Highly liquid and 95.4% unpledged Projected average life of 2.5 years

Relative Stock Valuation1 Note: Peer data is the median value for the peer group; market data is as of November 11, 2010 (UBMI shares closed at $3.80); peer financial data for the period ended June 30, 2010 used where peer financial data for the period ended September 30, 2010 was unavailable 1 For comparability purposes, all data is calculated as defined by SNL Financial, which may result in a different value for certain UBMI metrics than the value reported in the Company's filings with the SEC, including Pre-tax, Pre-provision Earnings, Net Interest Margin and Core Deposits; see the reconciliations on pages 41-43 for details 2 Publicly traded Michigan banks with assets > $500 million; peer group includes CRBC, CHFC, CBC, IBCP, MBWM, MCBC, FBMI, MBTF, ISBA, DEAR and CCBD 3 Publicly traded Midwest banks with assets $500 million - $1.5 billion, TCE/TA > 6.00%, NPAs/Assets > 3.50%; peer group includes RLBS, MBTF, HWBK, TRCY, BYLK, MROE, BAOB, NIBA and BHDB 4 Nonperforming assets calculated as nonperforming loans (nonaccrual and 90+ days past due) plus OREO 5 Last 12 months pre-tax, pre-provision earnings 6 Publicly traded Midwest banks with assets $700 million to $1.0 billion; peer group includes FCMP, IALB, DEAR, ATLO, FMAO, OVBC, CAFI, MORE, CBIN, FGFH, FBCI, FMWC, LCNB, SBBI, BAOB, BVBC, BNCC and GFED 7 Assumes common stock offering of $20.0 million with a 6.00% underwriting spread and $0.5 million of other transaction costs; does not incorporate the impact of over- allotment option; for calculation purposes, priced at the last reported sale price on the OTC Bulletin Board on November 11, 2010 of $3.80 per share; not indicative of final issuance price Source: SNL Financial

Investment Highlights of United Diverse and growing revenue stream resulting in strong pre-tax, pre-provision return on average assets September 30, 2010 YTD PTPP ROAA of 1.64% Average yearly PTPP ROAA from 2006 to September 30, 2010 YTD of 1.80% 1 Strong net interest margin September 30, 2010 YTD NIM of 3.79% Average yearly NIM from 2006 to September 30, 2010 YTD of 4.05% Attractive Ann Arbor, Michigan market Washtenaw County's unadjusted unemployment rate of 8.4% for September 2010 compared favorably to the national seasonally adjusted unemployment rate of 9.6% Diverse and relatively stable local economy Largest employer is the University of Michigan (with approximately 40,000 students) Seven of top ten employers are education or health care Stabilizing credit NPLs and NPAs flat for the last four quarters Significant opportunities for market share gains and consolidation United's primary competitors are large, out-of-state banks Many competitors are internally focused due to asset quality and regulatory challenges Compelling absolute and relative valuation Current United value of 1.3x LTM pre-tax, pre-provision earnings for the period ended September 30, 2010 Post-offering United value of 52.1% of pro forma tangible book value at September 30, 2010 2 1 Excludes goodwill impairment charge in 2009 2 Assumes common stock offering of $20.0 million with a 6.00% underwriting spread and $0.5 million of other transaction costs, which increases UBMI's market capitalization on a dollar-for-dollar basis; does not incorporate the impact of over-allotment option; for calculation purposes, priced at the last reported sale price on the OTC Bulletin Board on November 11, 2010 of $3.80 per share; not indicative of final issuance price

Appendix

Stabilizing Credit Quality Trends

As of March 31, 2009, United took an impairment charge for the entire book value of its goodwill As of September 30, 2010, United had a net deferred tax asset of $7.9 million, of which $3.1 million, or approximately 39%, was disallowed for regulatory capital purposes and not included in regulatory capital ratios As of September 30, 2010, based on levels of taxable income in prior years and United's expectation of a return to profitability in future years, the Company did not believe a valuation allowance was required At September 30, 2010, United had mortgage servicing rights with a book value of $4.2 million and a fair value of approximately $4.8 million Other Assets

Note: Loans evaluated by the independent consultant consisted of portfolio loans and did not include loans held for sale; balances shown represent principal balances of the loans reviewed and will not match the balances in UBMI's financial reports, which include various in-process accounts and deferred loan fees 1 Assumes target ALL / gross loans (incl. held-for-sale) ratio of 2.0%; September 30, 2010 loan balance reduced by amount of remaining stress test losses 2 Assumes PTPPE for the period from October 1, 2010 to December 31, 2012 is equal to the quarterly average of the 2010 YTD PTPPE multiplied by the number of quarters in the period from October 1, 2010 to December 31, 2012 (nine quarters) Independent Consultant Credit Loss Analysis (Without Capital Raise)

Note: Loans evaluated by the independent consultant consisted of portfolio loans and did not include loans held for sale; balances shown represent principal balances of the loans reviewed and will not match the balances in UBMI's financial reports, which include various in-process accounts and deferred loan fees 1 Assumes target ALL / gross loans (incl. held-for-sale) ratio of 2.0%; September 30, 2010 loan balance reduced by amount of remaining stress test losses 2 Assumes PTPPE for the period from October 1, 2010 to December 31, 2012 is equal to the quarterly average of the 2010 YTD PTPPE multiplied by the number of quarters in the period from October 1, 2010 to December 31, 2012 (nine quarters) 3 Assumes common stock offering of $20.0 million with a 6.00% underwriting spread and $0.5 million of other transaction costs; does not incorporate the impact of over- allotment option; for calculation purposes, priced at the last reported sale price on the OTC Bulletin Board on November 11, 2010 of $3.80 per share; not indicative of final issuance price Independent Consultant Credit Loss Analysis (With Capital Raise)

SCAP Analysis (Without Capital Raise) 1 Assumes target ALL / September 30, 2010 gross loans (incl. held-for-sale) ratio of 2.0%; September 30, 2010 loan balance reduced by amount of remaining SCAP losses 2 Assumes PTPPE for the period from October 1, 2010 to December 31, 2010 is equal to the quarterly average of the 2010 YTD PTPPE 3 Represents the median of the cumulative two year indicative loss rates provided to bank holding companies as part of the Federal Reserve's Supervisory Capital Assessment Program; data from the "Overview of Results" released by the Board of Governors of the Federal Reserve System on May 7, 2009

1 Assumes target ALL / September 30, 2010 gross loans (incl. held-for-sale) ratio of 2.0%; September 30, 2010 loan balance reduced by amount of remaining SCAP losses 2 Assumes PTPPE for the period from October 1, 2010 to December 31, 2010 is equal to the quarterly average of the 2010 YTD PTPPE 3 Represents the median of the cumulative two year indicative loss rates provided to bank holding companies as part of the Federal Reserve's Supervisory Capital Assessment Program; data from the "Overview of Results" released by the Board of Governors of the Federal Reserve System on May 7, 2009 4 Assumes common stock offering of $20.0 million with a 6.00% underwriting spread and $0.5 million of other transaction costs; does not incorporate the impact of over- allotment option; for calculation purposes, priced at the last reported sale price on the OTC Bulletin Board on November 11, 2010 of $3.80 per share; not indicative of final issuance price SCAP Analysis (With Capital Raise)

Reconciliations

Reconciliation of Pre-tax, Pre-provision Earnings 1 UBMI does not report data on a last twelve months (LTM) basis; all UBMI LTM income statement values are imputed using data from 2009, YTD 2009 and YTD 2010 2 Excludes goodwill impairment charge in 2009 3 Fully taxable equivalent Source: SNL Financial

Reconciliation of Net Interest Margin 1 UBMI does not report data on a last twelve months (LTM) basis; all UBMI LTM income statement values are imputed using data from 2009, YTD 2009 and YTD 2010 2 Fully taxable equivalent Source: SNL Financial

Reconciliation of Core Deposits 1 Interest bearing certificates of deposit of $100,000 or more Source: SNL Financial

Reconciliation of Cost of Funding Source: SNL Financial

Our vision is to be the premier Financial Services Company in the communities we serve, with clients for life, by providing the right solution delivered with the best client experience